SafeNet Public Relations:	Jasmine Holdco Investor Relations:
Donna St.Germain	Amy Bilbija, MacKenzie Partners
+1 443- 327-1454	+1 650 798 5206
donna.stgermain@safenet-inc.com	abilbija@mackenziepartners.com

Jasmine Holdco Public Relations US:	Jasmine Holdco Public Relations Israel:
Erin Becker, Brunswick Group	Aya Barak-Meiri, Prometheus Creative Solutions
+1 415 293 8461	+ 972-3-5449494
ebecker@brunswickgroup.com	aya@prometheus-cs.com
JASMINE HOLDCO SUBMITS REQUEST TO ALADDIN KNOWLEDGE SYSTEMS
TO CALL EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
Baltimore, MD – AUGUST 28, 2008 – Jasmine Holdco LLC (“Jasmine”) announced today that it submitted a request to Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN or “the Company”) for the Company to call an Extraordinary General Meeting of Shareholders. Jasmine is a major shareholder of Aladdin and is also an affiliate of SafeNet, Inc. (“SafeNet”), a global leader in information security. Jasmine is exercising its rights under Israeli law to call an Extraordinary General Meeting of Shareholders, to be held no later than 56 days from today. Jasmine nominated a slate of directors to ensure that shareholders have independent board representation committed to conducting a fair process to maximize shareholder value and provide better corporate governance and oversight to Aladdin.
David Fishman, speaking on behalf of Jasmine said, “Repeated attempts to engage Aladdin in constructive discussions about a transaction to combine part or all of Aladdin with SafeNet have produced no results. Aladdin has rejected all of our proposals and has offered no basis for their conclusions and no strategic plan or valuation approach that would result in greater shareholder value than either of the two Jasmine proposals. It seems that Aladdin simply intends to continue its current strategy that has already destroyed a great deal of shareholder value.”
Mr. Fishman continued, “Jasmine is left with no choice but to call an Extraordinary General Meeting of Shareholders. The current Board and management team do not appear to have a genuine interest in exploring Jasmine’s proposals or other value-maximizing avenues for its shareholders. We are eager to continue discussions with our fellow shareholders regarding the state of the company and look forward to joining them in setting Aladdin on a path to maximize shareholder value.”
Jasmine Holdco previously confirmed on August 21, 2008, that it submitted a proposal to the Company to acquire all of the outstanding ordinary shares of Aladdin by way of a merger transaction for $13.00 per share in cash. The proposal represents a premium of nearly 50% compared to Aladdin’s stock price prior to Jasmine making significant public market purchases, and nearly 35% above where the stock price closed after Jasmine’s initial Schedule 13D filing on August 7, 2008. The letter also described an alternative proposal to acquire Aladdin’s Digital Rights Management (DRM) business for $125 — $135 million in cash. This amount represents – just for the DRM business – 115% of Aladdin’s entire enterprise value prior to the commencement of Jasmine’s share purchases.
About SafeNet, Inc.
SafeNet is a global leader in information security. Founded 25 years ago, the company provides complete security utilizing its encryption technologies to protect communications, intellectual property and digital identities, and offers a full spectrum of products including hardware, software, and chips. UBS, Nokia, Fujitsu, Hitachi, Bank of America, Adobe, Cisco, Microsoft, Samsung, Texas Instruments, the U.S. Departments of Defense and Homeland Security, the U.S. Internal Revenue Service and scores of other customers entrust their security needs to SafeNet. In 2007, SafeNet was acquired by Vector Capital, a $2 billion private equity firm specializing in the technology sector. For more information, visit www.safenet-inc.com.

Editor’s Note: SafeNet is a registered trademark of SafeNet, Inc. All other trademarks are the property of their respective owners.